SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

HIGHLIGHTS:

▶ Operations

✓       In 3Q13, the average capacity utilization of Braskem’s crackers stood at 92%, down 2 p.p. from 2Q13, explained by the unscheduled shutdown due to the power outage in Brazil's Northeast in late August.

✓      The Brazilian resin market (PE, PP, PVC) amounted to 1.3 million tons, decreasing 8% from 2Q13, a period that had benefitted from the continued strong performance in certain sectors and from the restocking trend throughout the chain. Braskem’s sales amounted to 898 kton, with its market share expanding 2 p.p. to 68%.

✓       EBITDA in 3Q13 reached R$1,650 million, driven by the stability in spreads in the international market, the improvement in the contribution margin, which benefitted in the quarter from the three-month moving average for the naphtha price, and the 11% depreciation in the Brazilian real against the U.S. dollar. In U.S. dollar, EBITDA amounted to US$720 million.

▶ Macroeconomic scenario

✓      The tax rate relief on the purchase of raw materials by first and second generation of chemical producers was approved in September. The measure, which was one of the proposals under the Special Regime for the Chemical Industry (REIQ), should enable the competitiveness of the sector and promote investments in new production capacities.

▶ Expansion and diversification of feedstock

✓      Braskem, in partnership with the manufacturing industry and aiming to improve the competitiveness of its clients and Brazil's plastics chain, launched the Plastics Chain Competitiveness Incentive Plan (PIC). The plan includes initiatives that range from promoting exports of manufactured products, supporting improvements in competitiveness and innovation and strengthening the advantages of plastics.

✓       As part of its commitment to add value to the existing streams, Braskem announced the execution of a memorandum of understanding (MoU) with Styrolution to assess the possibility of forming a joint venture in Brazil. The objective is to analyze the economic feasibility of installing a plant with annual production capacity of 100 kton of styrenics specialties and the copolymers acrylonitrile butadiene styrene (ABS) and styrene acrylonitrile (SAN).

✓    Braskem will invest approximately R$50 million to expand and convert one of its polyethylene production lines in Bahia to produce metallocene-based LLDPE. The resin, which is based on more modern technology, will supply plastic films manufacturers.

✓        Construction on the new petrochemical complex in Mexico (Ethylene XXI) continues to advance, with the project reaching 48.4% completion.

▶ Commitment to financial health

✓      Braskem’s leverage, measured by the ratio of net debt to EBITDA, reached 2.73x in U.S. dollar. This 9% reduction in relation to 2Q13 was positively affected by the improvement in operating performance in the period.

✓       In line with its strategy to maintain comfortable liquidity levels, Braskem lengthened the maturity of R$1,015 million in Export Credit Notes from 2014/2015 to 2021.

EXECUTIVE SUMMARY

In 3Q13, the world economy was marked by improvement in euro zone performance, with signs that the region has begun to emerge from its crisis. Germany and France recorded stronger economic growth, while Spain, after two straight years of negative GDP growth, presented positive growth, signaling the end of its recession. In China, GDP growth strengthened in the quarter to reach 7.8%, alleviating fears of a slowdown in the country's economy. Despite the quarter marked by recovery, the situation in the world economy remains fragile.

Geopolitical issues related to Syria drove oil prices higher in 3Q13, leading the average price of naphtha (the main feedstock used by the petrochemical industry) to increase 9% from 2Q13. The prices of resins1 and basic petrochemicals2 followed the same trend, increasing 4% and 3%, respectively.

In the domestic market, apparent consumption of thermoplastic resins in 3Q13 amounted to 1.3 million tons, decreasing 8% from the previous quarter, in response to the restocking trend in 2Q13 and the slowdown in industrial production. In line with this trend, Braskem’s sales amounted to 898 kton, down 5%, which led its market share to expand 2 p.p. to 68% in the quarter.

In the first nine months of the year, estimated demand for thermoplastic resins reached 4.0 million tons, increasing 9% from the year-ago period, driven by the performance of the agricultural, automotive and infrastructure sectors. Meanwhile, the Company recorded sales of 2.8 million tons, increasing 7% between the periods.

Braskem’s crackers operated at an average capacity utilization rate of 92% in 3Q13, decreasing 2 p.p. from 2Q13, due to the power outage that affected Northeastern states in late August and forced unscheduled shutdowns at the Company’s plants in the region.

Braskem’s EBITDA amounted to R$1,650 million in 3Q13. In U.S. dollar, EBITDA was US$720 million, increasing 42% from 2Q13. This performance was driven by (i) the better level of spreads for resins and basic petrochemicals in the international market; (ii) the sale of resins and basic petrochemicals produced with a lower feedstock costs, since the three-month moving average for the naphtha price, the reference for domestic supply, decreased 5% from 2Q13; (iii) the positive impact of the PIS/COFINS tax relief on raw material purchases; and (iv) the impact of R$52 million from the recognition of extemporaneous PIS/COFINS tax credits from Riopol.

In 9M13, EBITDA stood at R$3,638 million. In U.S. dollar, EBITDA was US$1,696 million, increasing 27% from the same period in 2012. The main factors driving this improvement were (i) the increase in international spreads for resins and basic petrochemicals; (ii) the higher sales volume in the domestic market; and (iii) the tax relief for raw materials purchases mentioned above.

Reflecting the better operating performance, Braskem recorded net income of R$394 million in 3Q13 and of R$492 million in the year to date.

On September 30, 2013, Braskem’s net debt stood at US$6,555 million, decreasing 6% from the end of 2Q13. The reduction is explained by the reimbursement, in the amount of US$649 million, of the financial resources advanced by Braskem to the Mexico project via the bridge loan. Financial leverage measured by the ratio of net debt to EBITDA in U.S. dollar decreased from 3.01x to 2.73x, also reflecting the EBITDA growth in the last 12 months of 12%.

In September, approval was given for PIS and COFINS tax relief on feedstock purchases by the first and second generation of chemical producers. This measure was one of the proposals made by the Chemical Industry Competitiveness Council and aims to improve the competitiveness of the local industry, which still suffers from issues related to infrastructure, productivity and currency fluctuations.

1 65% PE (USA), 25% PP (Asia) and 10% PVC (Asia)

2 80% ethylene and propylene, 20% BTX – base Europe

The Brazilian petrochemical industry recorded a trade deficit of US$32 billion, in the last twelve months ended on September 2013, which indicates the need for a more comprehensive industrial policy that continues to strengthen the country's industry and to attract new investments to the sector.

PERFORMANCE

▶  Net Revenue

In 3Q13, Braskem's consolidated net revenue amounted to US$4.7 billion, increasing 2% from the previous quarter, due to opportunities created by the higher volume of naphtha/condensate resales in the period. On the same basis, net revenue in Brazilian real reached R$10.7 billion, increasing 12%, reflecting the 11% U.S. dollar appreciation against the Brazilian real. Excluding resales volumes from the analysis, net revenue in 3Q13 was 1.4% lower in U.S. dollar and 9% higher in Brazilian real.

Compared to 3Q12, consolidated net revenue in U.S. dollar was 3% higher. In Brazilian real, the 16% growth is mainly due to the impact of the 13% U.S. dollar average appreciation between the periods.

Export revenue in 3Q13 was US$2.1 billion, increasing 9% from 2Q13, influenced by the higher resales volume, as explained above. Compared to 3Q12, export revenue grew by 10%, which is explained by the higher average sales price, in line with the international market, and by the increase in resales volume.

In 9M13, Braskem’s consolidated net revenue amounted to US$13.9 billion, up 2% from the year-ago period. The higher average price, which accompanied the improvement in the international market, partially offset the lower total sales volume. In Brazilian real, revenue was R$29.5 billion, increasing 12%, due to the 10% U.S. dollar appreciation between the periods.

Export revenue amounted to US$6.0 billion, in line with the first nine months of 2012, explained by the same factors described above.

Highlights by Segment

▶  Capacity utilization rate

Braskem’s plants continued to operate at a higher average capacity utilization rate in 3Q13, despite the power outage that occurred on August 28, which affected the entire Northeast and caused unscheduled shutdowns at Braskem’s plants in the region. The exception was the utilization rate of PVC, which stood at 72% and was also affected by the anticipation of its scheduled maintenance shutdown. The Company’s capacity utilization rates are shown below:

▶  Polyolefins

Brazilian market: estimated demand for Polyolefins (PE and PP) was 1,008 kton in 3Q13, decreasing 7% from 2Q13. The reduction is explained by the restocking trend observed throughout the chain in the first half of the year and the resulting anticipation of a portion of sales volumes, particularly in the food and retail sectors. In relation to 3Q12, when resin demand responded more robustly to the government stimulus measures, demand contracted by 3%.

In the comparison with 9M12, the market expanded by 8% to reach 3.1 million tons, led by growth in the automotive, food, construction and agribusiness sectors.

Production: production volume amounted to 1,069 kton in 3Q13, virtually stable compared to the previous quarter. In relation to 3Q12, production decreased 3%, due to the scheduled maintenance shutdown at one of the PP plants.

Domestic sales: in 3Q13 sales volume came to 753 kton, down 4% from 2Q13, affected by the slowdown in domestic demand. Braskem’s market share, however, expanded by 2 p.p. to 75%. Compared to 3Q12, sales contracted by 6%, which is mainly explained by the weaker domestic market.

Export sales: in 3Q13, exports amounted to 304 kton, increasing 16% from 2Q13, reflecting the lower level of domestic demand in the quarter and the opportunities to export overseas. In relation to 3Q12, sales decreased by 14%, which is explained by the restocking trend in anticipation of the scheduled maintenance shutdown in 4Q13 and by the lower production volume, as mentioned above.

In 9M13, polyolefins production was 3,193 kton, decreasing 1%. Domestic sales reached 2,295 kton, growing 5% from the same period in 2012, driven by stronger domestic demand. Exports reached 807 kton, down 20% from 9M12, due to the redirecting of sales to the domestic market and to the restocking trend.

▶  Vinyls

Brazilian market: in 3Q13, PVC demand came to 302 kton, down 14% from 2Q13, which is explained by the consumption of inventories built up in the chain in the first half of the year, especially in the construction industry. Compared to 3Q12, demand decreased by 2%.

In 9M13, PVC consumption reached 964 kton, growing 11% on the year-ago period, driven by the restocking trend and the performance of the infrastructure and construction sectors.

Production: PVC production totaled 129 kton in 3Q13, decreasing 12% from 2Q13, reflecting the power supply interruption and the anticipation of its scheduled maintenance shutdown. Meanwhile, caustic soda production amounted to 109 kton. Compared to 3Q12, PVC and caustic soda production decreased by 8% and 14%, respectively.

Domestic sales: following the slowdown in domestic demand, PVC sales came to 145 kton in the quarter, down 9% from 2Q13; however, market share expanded by 2 p.p. to 48% in the quarter. Despite the lower production volume, caustic soda sales grew 12%, reflecting the imports made to take advantage of opportunities in the local market. In relation to 3Q12, PVC sales decreased 6%, while caustic soda sales increased 10%.

In 9M13, PVC production amounted to 423 kton, increasing 16% from 9M12, benefitting from the startup of the new plant in Alagoas. PVC sales came to 471 kton, growing 13%. Caustic soda production was 335 kton, decreasing 2% from the same period of 2012, while caustic soda sales amounted to 357 kton, growing 5% driven by the better demand.

▶  Basic Petrochemicals

Ethylene production in 3Q13 totaled 866 kton, down 1% from 2Q13, impacted by the power outage that affected plants in the country's Northeast region. Compared to 3Q12, production volume was virtually stable.

Performance (tons)	3Q13	2Q13	3Q12	Change (%)	Change (%)	9M13	9M12	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Production
Ethylene	865,868	875,943	868,891	(1)	(0)	2,577,342	2,558,870	1
Propylene	392,956	392,251	390,155	0	1	1,157,344	1,131,188	2
Butadiene	88,129	104,759	106,597	(16)	(17)	293,738	260,656	13
BTX*	309,332	326,784	331,178	(5)	(7)	960,474	953,315	1
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Ethylene and propylene: sales in 3Q13 reached 241 kton, increasing 3% from 2Q13, reflecting the resumption of production by certain clients that had carried out scheduled maintenance shutdowns. Compared to 3Q12, sales were down 8%, driven by weaker demand for second generation products.

Butadiene: sales volume amounted to 90 kton in 3Q13, down 8% from 2Q13, explained by the lower production caused by the scheduled and unscheduled maintenance shutdowns, and by the lower demand in the international market. In relation to 3Q12, sales decreased 19%.

BTX: sales totaled 299 kton in 3Q13, growing 4% from 2Q13, explained by the better production mix and the opportunities in the market (both domestic and export). In relation to 3Q12, sales grew by 12%.

In 9M13, ethylene/propylene sales volume decreased by 2% from the year-ago period. Sales of butadiene, however, grew 11%, reflecting the expansion in the product's production capacity. BTX sales volume was up 5% in the period.

Performance (tons)	3Q13	2Q13	3Q12	Change (%)	Change (%)	9M13	9M12	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Total Sales
Ethylene/Propylene	240,824	233,621	261,075	3	(8)	700,394	713,517	(2)
Butadiene	90,322	97,871	111,795	(8)	(19)	286,430	256,932	11
BTX*	299,025	288,056	267,644	4	12	817,982	778,212	5
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

▶  Braskem America (USA and Europe)

Market: U.S. demand for PP was  lower than in 2Q13, affected by the higher propylene price, whose supply was reduced by the unscheduled maintenance shutdowns. Reflecting the period's seasonality (holiday period), PP demand in the European market contracted by 6% in the quarter.

Production: in 3Q13, production volume amounted to 438 kton, decreasing 4% from 2Q13, due to the scheduled maintenance shutdowns in Germany and the lower demand. Compared to 3Q12, production was 2% down.

Sales: accompanying the performance of the U.S. and European markets, sales were 432 kton in 3Q13, decreasing 7% and 4% from 2Q13 and 3Q12, respectively.

In 9M13, sales increased by 2% from the same period of 2012, reflecting the gradual improvement in the macroeconomic scenario.

Performance (tons)	3Q13	2Q13	3Q12	Change (%)	Change (%)	9M13	9M12	Change (%)
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales
PP	432,208	464,893	451,723	(7)	(4)	1,327,974	1,300,533	2

Production
PP	438,160	456,650	448,500	(4)	(2)	1,322,567	1,314,755	1

▶  Cost of Goods Sold

Braskem's cost of goods sold (COGS) in 3Q13 amounted to R$9.0 billion, increasing 6% on the prior quarter. The higher sales volume, explained by the higher resales volume and increase in the propylene price, were partially offset by the decrease in the ARA naphtha price reference for domestic supply (three month moving average) to US$853/ton, from US$901/ton in the prior quarter, and by the PIS and COFINS tax relief on raw material purchases that began to be recorded in the middle of last quarter. The 11% U.S. dollar appreciation against the Brazilian real generated a loss of R$747 million.

Braskem acquires around 70% of its naphtha needs from Petrobras, with the remainder imported directly from suppliers in North African countries, Argentina, Mexico and Venezuela. The ARA naphtha price, which is the price reference for imported naphtha, stood at US$907/ton in the quarter, increasing 9% from 2Q13 (US$831/ton).

Regarding the average gas price, the Mont Belvieu reference price for ethane decreased 9% from 2Q13 to US$25 cts/gal (US$184/ton), reflecting the supply improvement. The Mont Belvieu reference price for propane moved higher, however, increasing 13% from 2Q13 to US$103 cts/gal (US$538/ton). The increase is explained by the higher volume of exports, which helped to balance the market. For propylene, the USG price reference averaged US$1,506/ton, increasing 8%, which is explained by the unscheduled shutdowns and by the restocking trend in anticipation of the scheduled shutdowns at refineries in the Gulf region (hurricane season).

Compared to 3Q12, COGS increased 9%, mainly explained by the 33% increase in the average propylene USG price reference and the 13% U.S. dollar appreciation that generated a loss of R$887 million, which was partially offset by the tax relief for raw material purchase.

In 9M13, COGS amounted to R$25.8 billion, or 8% higher than in 9M12, which is explained by the higher propylene costs, the stronger sales volume and the 10% U.S. dollar appreciation between the periods; however, the increase was partially offset by the PIS/COFINS tax relief on raw material purchases mentioned above.

▶  Selling, General and Administrative Expenses (SG&A)

In 3Q13, SG&A Expenses amounted to R$542 million, increasing R$47 million on the prior quarter. Compared to 3Q12, SG&A expenses increased by R$25 million or 5%.

Selling Expenses came to R$242 million, in line with the previous quarter. Compared to 3Q12, selling expenses fell R$4 million, reflecting the reduction in sales volume between the periods.

In the quarter, General and Administrative Expenses amounted to R$300 million, increasing R$45 million from 2Q13. The increase is explained by nonrecurring expenses with outsourced services, such as consulting and auditing services and by the increases in the health insurance policy and in payroll that occurred in July. Compared to 3Q12, general and administrative expenses increased by R$29 million.

In 9M13, SG&A expenses amounted to R$1.5 billion, in line with the same period of 2012, reflecting the Company’s efforts to reduce its fixed costs, despite the continued inflationary pressures.

▶  EBITDA

Braskem’s consolidated EBITDA3 in 3Q13 amounted to R$1,650 million or US$720 million, increasing 57% and 42%, respectively, from 2Q13. EBITDA margin excluding naphtha resales stood at 16.5%, expanding 5.1 p.p. The main factors contributing to this performance were (i) the sales of resins and basic petrochemicals produced with lower feedstock costs, since the three-month moving average of the naphtha price, the reference for domestic supply, decreased by 5%; (ii) the level of spreads for resins and basic petrochemicals in the international market; (iii) the PIS/COFINS tax relief on the purchase of raw materials; and (iv) the impact of R$52 million from the recognition of extemporaneous PIS/COFINS tax credits from Riopol.

Compared to 3Q12, EBITDA increased by R$720 million or US$261 million. This performance is basically explained by (i) the recovery in thermoplastic resin and basic petrochemicals spreads in the international market of 29% and 24%, respectively, and (ii) the PIS/COFINS tax relief on raw material purchases.

3 EBITDA is defined as the net result in the period plus taxes on profit (income tax and social contribution), the financial result and depreciation, amortization and depletion. The Company opts to present adjusted EBITDA, which excludes or adds other items from the statement of operations that help improve the information on its potential gross cash generation.

EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with the international accounting standards (IFRS) and is presented in accordance with CVM Instruction 527 of October 4, 2012.

In 9M13, Braskem’s consolidated EBITDA amounted to R$3,638 million, increasing 42% from the prior-year period. In U.S. dollar, EBITDA grew by 28%. The increase in international spreads for resins and basic petrochemicals of 23% and 13%, respectively; the higher sales volume in the domestic market; and the PIS/COFINS tax relief on raw material purchases were the main factors in this performance.

▶  Net Financial Result

The net financial result in 3Q13 was an expense of R$536 million, compared to an expense of R$666 million in the prior quarter.

Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets), therefore any change in the exchange rate has an impact on the accounting financial result. On September 30, 2013, this net exposure was composed of: (i) in operations, 69% of supplier accounts, which was partially offset by 70% of accounts receivable; and (ii) in the capital structure, by 73% of net debt. Since the Company’s operating cash flow is heavily linked to the U.S. dollar, the Company’s believes that maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge, which is in compliance with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate and approximately 80% of its costs are also pegged to this currency.

Since the Company regularly exports part of its production and aiming to better reflect the effects of exchange variation on its result, it designated, as of May 1st, part of its dollar-denominated liabilities as a hedge for its future exports, in compliance with accounting standards IAS 39 and CPC 38. As a result, the exchange variation from these liabilities, which amounts to US$6,757 million, is temporarily recorded under shareholders’ equity and transferred to the income statement only when such exports occur, which enables the simultaneous recognition of the currency’s impact on liabilities and on exports.

	US$ million	R$ million
Operations designated for hedge	6,757	15,069
(a) Exchange variation on liabilities designated as hedge		1,543
(b) Tax and Social Contribution		(525)
Amount recorded in shareholders' equity (a) – (b)		1,018

In 3Q13, the effect from the 1% appreciation in the U.S. dollar4 on the net exposure of liabilities not designated as hedge accounting generated a gain in the financial result of R$16 million.

It is important to mention that in both cases the effect has no immediate impact on the Company’s cash position, since the amount represents currency translation accounting impacts, especially on Braskem’s debt, with any expenditure occurring upon the maturity of the debt, which has an average term of 15 years (up from 14.5 years). The portion of debt denominated in U.S. dollar has an average term of 20.7 years.

If hedge accounting had not been adopted, exchange variation would have negatively impacted the financial result by R$1.3 billion and Braskem would have recorded a loss of R$526 million in 9M13.

	9M13
R$ million	With Hedge	Without Hedge

Exchange Variation	217	(1,326)
Net Financial Result	(1,309)	(2,852)
Net Profit (loss)	492	(526)

Excluding the effects of exchange and monetary variation, the net financial result in 3Q13 was an expense of R$476 million, in line with the previous quarter. Compared to 3Q12, the net financial result increased by R$84 million.

On the same basis, the net financial result in 9M13 was an expense of R$1,310 million, increasing R$162 million from the prior-year period, which mainly reflects the application of the accounting rule regarding adjustment to present value due to the change in the payment term for raw material acquisitions in the domestic market to 90 days as of 2Q12.

The following table shows the composition of Braskem’s net financial result.

R$ million	3Q13	2Q13	3Q12	9M13	9M12

Financial Expenses	(574)	(995)	(554)	(1,799)	(3,130)
Interest Expenses	(307)	(288)	(235)	(831)	(745)
Monetary Variation (MV)	(82)	(74)	(56)	(230)	(191)
Foreign Exchange Variation (FX)	82	(327)	(62)	39	(1,619)
Net Interest on Fiscal Provisions	(34)	(83)	(27)	(139)	(160)
Others	(233)	(223)	(174)	(639)	(414)
Financial Revenue	38	330	(13)	491	353
Interest	53	50	31	131	120
Monetary Variation (MV)	6	5	8	14	30
Foreign Exchange Variation (FX)	(66)	202	(65)	178	152
Net Interest on Fiscal Credits	29	33	2	69	27
Others	16	40	11	100	24
Net Financial Result	(536)	(666)	(567)	(1,309)	(2,776)

R$ million	3Q13	2Q13	3Q12	9M13	9M12

Net Financial Result	(536)	(666)	(567)	(1,309)	(2,776)
Foreign Exchange Variation (FX)	16	(126)	(128)	217	(1,467)
Monetary Variation (MV)	(76)	(69)	(47)	(216)	(162)
Net Financial Result Excluding FX and MV	(476)	(471)	(392)	(1,310)	(1,148)

4 On September 30, 2013, the Brazilian real/U.S. dollar exchange rate was R$2.2300/US$1.00

▶  Net Income / Loss

Braskem recorded net income of R$394 million in 3Q13 and of R$492 million in the year to date. In both cases, the result benefitted from the improvement in operating performance.

▶  Capital Structure and Liquidity

On September 30, 2013,Braskem’s consolidated gross debt stood at US$9,625 million. This amount considers the financing for the project in Mexico of US$1,484 million that was received by the subsidiary Braskem-Idesa on July 24, 2013. Since this investment is made via a project finance structure (70% debt and 30% equity) and the project's debt will be repaid using own cash generation (for more information, see note 14 of the Quarterly Information – Project Finance), for the purpose of analyzing the Company's debt this project will not be included.

In this context, the Company's gross debt stood at US$8,145 million, down 5% from the balance on June 30, 2013. The decline is explained mainly by the reimbursement of funds advanced to the project in Mexico by its shareholders via a bridge loan, which in the case of Braskem totaled US$649 million. In Brazilian real, the gross debt decreased by 4%. At the end of the period, 69% of gross debt was denominated in U.S. dollar.

The balance of cash and investments remained virtually stable, at US$1,590 million. In line with its strategy to maintain its high liquidity and financial health, the Company maintains three revolving stand-by credit facilities, with two in the aggregate amount of US$600 million and one in the amount of R$450 million, which do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions.

As a result, Braskem’s net debt stood at US$6,555 million or R$14,618 million, which represents decreases of 6% and 5%, respectively. At the end of the period, 73% of net debt was denominated in U.S. dollar.

The EBITDA growth in the last 12 months of 12% (US$2.4 billion), combined with the reduction in net debt, led to a reduction from 3.01x to 2.73x in the Company’s financial leverage measured by the ratio of net debt to EBITDA in U.S. dollar. In Brazilian real, the leverage ratio decreased by 12% to 2.87x.

On September 30, 2013, the average debt term stood at approximately 15 years. Considering only the portion of debt denominated in dollar, the average debt term was around 20.7 years. The average cost of servicing the Company's debt on September 30, 2013 was 6.24% in U.S. dollar and 9.01% in Brazilian real, compared to 5.90% and 8.26%, respectively, in the prior quarter.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company’s consolidated amortization schedule as of September 30, 2013.

Only 3% of the Company’s total debt matures in 2013, and its high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 23 months. Considering the stand-by credit facilities, this coverage extends to 33 months.

In keeping with its commitment to maintain healthy liquidity levels, on October 25, Braskem lengthened R$1,015 million of its debt due in 2014/15 (export credit notes) to 2021.

CAPITAL EXPENDITURE:

Maintaining its commitment to making investments with returns above the cost of capital, in the nine months of 2013, Braskem made investments (excluding capitalized interest) of R$1,699 million.

Of this amount, 42% (R$716 million) was allocated to the project in Mexico. The deviation from the amount initially planned for the project in 2013 is mainly explained by the anticipation of the disbursements arising from the delivery and assembly of large pieces of equipment on the site. This amount was also affected by exchange variation effects on the translation of dollar-denominated investments to Brazilian real, which is the Company’s functional currency.

Braskem also invested R$836 million in maintenance in order to keep its assets operating at high levels of operating efficiency and reliability.

PROJECT PIPELINE:

Consistent with its middle and long term strategy, Braskem focuses on investments that improve the competitiveness and diversification of its feedstock matrix and strengthen its leadership in the Americas and in the biopolymers industry.

Project	Capacity (kton/y)	Investment	YTD through Sep/13	Characteristics
Ethylene XXI (Integrated ethylene/PE project) Location: Coatzacoalcos, Mexico	1,050	~US$4.5 bn5	~US$2.0 bn

•         JV between Braskem (75%) and Idesa (25%).

•         Long-term contract (20 years) with PEMEX-Gas based on the Mont Belvieu reference gas price.

•         In addition to gaining access to feedstock at attractive conditions, the project aims to meet the growing demand in Mexico for PE of around 1.9 million tons, of which around 70% is currently met by imports.

•         Earthmoving works concluded.

•         In October 2012, the Engineering, Procurement and Construction (EPC) contract was signed with a consortium for the complex’s construction formed by Odebrecht (40%), Technip (40%) and ICA Fluor (20%).

•         The US$3.2 billion project finance structure was concluded in December 2012:

o    SACE: US$600 million;

o    IADB and IFC: US$570 million A loan to be complemented by a US$700 million B Loan;

o  BNDES: US$623 million;

o    BancoMext and NAFIN: US$400 million;

o    EDC: US$300 million.

•         Construction: in 3Q13, the project reached 48.4% physical completion. Starting of the phase of mechanical assembly, involving tubing and equipment, especially: (i) start of the assembly of the cracker’s charge gas compressor; and (ii) start of assembly of the primary compressor of the LDPE plant.

•         Major pieces of equipment have begun to arrive at the Port of Coatzacoalcos and the project site. Another 250 pieces of equipment received at the site.

•         First disbursement of the project finance installment in the amount of US$1,484 million on July 24. The second disbursement is scheduled for early November.

•         Priorities for 2013:

o    Ensure delivery of equipment and materials in line with the construction schedule;

o    Pre-marketing strategy focused on expanding the client portfolio;

o    Expanding pre-marketing activities;

o    Hiring and training people to run the future industrial operations.

5 Estimated Capex for the project is US$3.2 billion. The total investment of US$4.5 billion includes fixed investments, working capital needs and interest associated with the project.

Comperj Rio de Janeiro, Brazil	n/a	To be determined

•         2013e: determining the capacity and technologies for the petrochemical complex and commencing the basic engineering projects (FEL3) for the industrial units.

•         2014e: proposal for the project’s development and construction and examination by the Company’s Board of Directors.

BRASKEM’S COMPETITIVE ADVANTAGES:

▶   VISIO Program

Braskem continues to make progress in its commitment to develop Brazil’s plastics chain and create value for its Clients. The highlights in the quarter include:

Braskem assisted Mondial, a home appliance manufacturer, in replacing the PP resin used in the jars of some of its blender lines. The suggested solution improved the jar's transparency and helped make the Client more competitive.

Braskem helped Araforros, a leading manufacturer in Brazil of PVC ceiling panels and folding doors, to install a plant in the state of Rio de Janeiro, which was inaugurated in August. Braskem participated in the negotiations that led to tax benefits, while also supplying the raw materials. The effort helped Braskem strengthen its Client's business and to develop the chain.

▶   Innovation Pipeline

Polyethylene for the agrochemical industry: Braskem adapted the PE resin used in blow-molded packaging for agrochemicals to meet the market’s rigorous demands for resistance and safety.

Polyethylene for the beverage industry: in keeping with its strategy to develop the market, Braskem will expand PE applications for the beverage industry. In September, operations will begin at a plant operated by Companhia Brasileira de Embalagens (CBE) for the production of plastic seals.

OUTLOOK:

The International Monetary Fund (IMF) announced a revision in its forecast for world economic growth to 2.9% for 2013 and 3.6% for 2014. Despite the better performance of more mature economies, emerging economies are expected to grow at more moderate rates, which explains the slower pace of the world economy. China GDP should continue to grow at rates between 7% and 8%, consistent with the government’s measures to ensure more balanced and sustainable growth.

In Brazil, analysts once again revised upwards their forecasts for 2013, and based on the Market Readout published by the Central Bank, GDP growth in the year is estimated at 2.47%. However, the scenario for the last quarter of the year is still uncertain. While sectors like automotive, construction and white goods are expecting stronger demand, other industries that rely more on infrastructure investments are not signaling a recovery in production. This situation should be further exacerbated by the recent appreciation in the Brazilian real, which brings additional challenges for the industry and its competitiveness.

For the petrochemical industry, the near-term outlook calls for international spreads remaining stable at levels in line with recent quarters. The shutdowns scheduled for 4Q13 in the USA and Europe and the continued improvement in the global economy should sustain market fundamentals underlying the balance between petrochemicals supply and demand.

Braskem’s strategy in this context remains centered on strengthening its business and increasing its competitiveness by: (i) intensifying its partnerships with Clients, with a resumption of market share gains in the Brazilian market and segmented sales in the U.S. and European markets; (ii) supporting the development of Brazil’s petrochemical and plastics chain; (iii) pursuing operational efficiency by maintaining high capacity utilization rates and optimizing the production mix; (iv) diversifying its feedstock matrix and improving its competitiveness by advancing construction of the gas-based petrochemical complex in Mexico (Ethylene XXI); and (v) maintaining its cost discipline and financial health.

NOTE:

(i)    On September 30, 2013, the Brazilian real/U.S. dollar exchange rate was R$2.2300/US$1.00.

UPCOMING EVENTS:

▶       3Q13 Earnings Conference Call

Portuguese 10:00 a.m. (Brasília) 7:00 a.m. (US EST) 4:00 a.m. (Los Angeles) 12:00 p.m. (London) Dial-in +55 (11) 2188-0155 Code: Braskem	English 12:00 p.m. (Brasília) 9:00 a.m. (US EST) 6:00 a.m. (Los Angeles) 2:00 p.m. (London) USA: +1 (866) 890-2584 Other countries: +55 (11) 2188-0155 Code: Braskem

INVESTOR RELATIONS TEAM:

Roberta Varella	Fernando T. de Campos
IR Manager	IR Coordinator
Phone: (55 11) 3576-9266	Phone: (55 11) 3576-9479
roberta.varella@braskem.com	fernando.campos@braskem.com

Daniela Balle de Castro	Pedro Gomes de Souza
IR Analyst	IR Analyst
Phone: (55 11) 3576-9615	Phone: (55 11) 3576-9010
daniela.castro@braskem.com	pedro.gomes@braskem.com

www.braskem.com.br/ir

EXHIBITS LIST:

            Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas. With 36 industrial plants, of which 29 are in Brazil, 5 in the United States and 2 in Europe, the Company has annual production capacity of 16 million tons of thermoplastic resins and other petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not just historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms, written, seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Income Statement

(R$ million)

Income Statement	3Q13	2Q13	3Q12	Change (%)	Change (%)	9M13	9M12	Change (%)
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Gross Revenue	12,254	11,113	10,993	10%	11%	34,404	31,191	10%
Net Revenue	10,700	9,528	9,254	12%	16%	29,524	26,282	12%
Cost of Good Sold	(9,006)	(8,471)	(8,273)	6%	9%	(25,792)	(23,901)	8%
Gross Profit	1,694	1,057	981	60%	73%	3,731	2,381	57%
Selling Expenses	(242)	(240)	(246)	1%	-1%	(729)	(693)	5%
General and Administrative Expenses	(300)	(255)	(271)	18%	11%	(816)	(823)	-1%
Other Net Operating Income (expenses)	(46)	(25)	6	83%	-	(100)	288	-
Investment in Subsidiary and Associated Companies	1	2	(35)	-2%	-104%	(2)	(33)	-
Operating Profit Before Financial Result	1,108	538	436	106%	23%	2,085	1,121	86%
Net Financial Result	(536)	(666)	(567)	-20%	17%	(1,309)	(2,776)	-53%
Profit (loss) Before Tax and Social Contribution	573	(127)	(131)	-	-	776	(1,655)	-
Income Tax / Social Contribution	(179)	(1)	59	-	-	(284)	683	-
Discontinued operations result	-	-	(53)	-	-	-	(33)	-
Net Profit (loss)	394	(128)	(124)	-	3%	492	(1,005)	-
Earnings (loss) Per Share	0.49	(0.15)	(0.17)	-	-13%	0.61	(1.27)	-

EXHIBIT II

EBITDA Calculation

(R$ million)

EBITDA Statement	3Q13	2Q13	3Q12	Change (%) Change (%)		9M13	9M12	Change (%)
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Net Profit	394	(128)	(124)	-	-	492	(1,005)	-
Income Tax / Social Contribution	179	1	(59)	-	-	284	(683)	-
Financial Result	536	666	567	-20%	-6%	1,309	2,776	-53%
Depreciation, amortization and depletion	544	484	509	12%	7%	1,512	1,437	5%
Cost	475	444	468	7%	2%	1,364	1,295	5%
Expenses	69	41	41	68%	67%	147	141	4%
Basic EBITDA	1,652	1,023	892	61%	85%	3,596	2,525	42%
Provisions for the impairment of long-lived assets (i)	(0)	30	(1)	-	-	40	(11)	-
Adjustments in discontinued operations result (ii)	-	-	4	-	-	-	13	-
Results from equity investments (iii)	(1)	(2)	35	-2%	-	2	33	-
Adjusted EBITDA	1,650	1,051	930	57%	77%	3,638	2,559	42%
EBITDA Margin	15.4%	11.0%	10.1%	4.4 p.p.	5.4 p.p.	12.3%	9.7%	2.6 p.p.

(i)                 Represents accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)                Corresponds to the items current and deferred income and social contribution taxes, financial result, depreciation and amortization and equity income, which are included in profit or loss from discontinued operations.

(iii)                Corresponds to results from equity investments in associated companies and joint ventures.

EXHIBIT III

Consolidated Balance Sheet

 (R$ million)

ASSETS	09/30/2013	06/30/2013	Change (%)
	(A)	(B)	(A)/(B)
Current	14,268	13,135	9
Cash and Cash Equivalents	3,855	3,400	13
Marketable Securities/Held for Trading	62	39	58
Accounts Receivable	2,634	2,303	14
Inventories	4,897	4,374	12
Recoverable Taxes	1,710	1,683	2
Other Receivables	833	1,057	(21)
Non Current Assets Held for Sale	278	278	-
Non Current	31,517	30,496	3
Marketable Securities/ Held-to-Maturity	32	55	(43)
Compulsory Deposits and Escrow Accounts	183	180	2
Accounts Receivable	103	143	(28)
Deferred Income Tax and Social Contribution	2,480	2,636	(6)
Taxes Recoverable	1,395	1,453	(4)
Related Parties	132	131	1
Insurance claims	67	61	10
Others Accounts Receivable	279	168	66
Investments	120	118	1
Property, Plant and Equipament	23,815	22,621	5
Intangible Assets	2,910	2,929	(1)
Total Assets	45,785	43,631	5

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2013	06/30/2013	Change (%)
	(A)	(B)	(A)/(B)
Current	13,939	14,903	(6)
Suppliers	9,715	9,844	(1)
Financing/Debentures	2,492	2,796	(11)
Project Finance	16	-	-
Financial Opperations	116	97	20
Salary and Payroll Charges	459	330	39
Dividends and Interest on Equity	4	4	(1)
Taxes Payable	398	426	(6)
Advances from Customers	274	464	(41)
Sundry Provisions	52	49	7
Post-employment Benefit	188	174	8
Other Payable	115	609	(81)
Non Current Liabilities Held for Sale	110	110	-
Non Current	23,671	20,837	14
Financing/Debentures	15,671	16,157	(3)
Project Finance	3,284	-	-
Deferred Income Tax and Social Contribution	2,255	2,248	0
Taxes Payable	1,006	1,127	(11)
Sundry Provisions	378	325	16
Advances from Customers	163	180	(9)
Other Payable	505	410	23
Others	409	390	5
Shareholders' Equity	8,175	7,891	4
Capital	8,043	8,043	-
Capital Reserve	232	232	-
Profit Reserves	0	0	-
Treasury Shares	(49)	(49)	-
Other Comprehensive Income*	(685)	(581)	18
Retained Earnings (losses)	507	107	375
Non Controlling Interest	127	138	(8)
Total Liabilities and Shareholders' Equity	45,785	43,631	5

* Includes non-derivative liabilities designated for export hedge accounting (Note 20.2.1 of the quarterly Financial Statements).

EXHIBIT IV

Cash Flow

(R$ million)

Cash Flow	3Q13	2Q13	3Q12	9M13	9M12
Profit (loss) Before Income Tax and Social Contribution	573	(127)	(181)	776	(1,675)
Adjust for Net Income Restatement
Depreciation and Amortization	544	484	509	1,512	1,437
Equity Result	(1)	(2)	35	2	33
Interest, Monetary and Exchange Variation, Net	346	486	402	858	2,014
Others	(33)	42	(17)	11	(13)
Cash Generation before Working Capital	1,428	884	748	3,159	1,795
Operating Working Capital Variation
Market Securities	18	160	(25)	119	(47)
Account Receivable	(292)	37	(449)	(375)	(701)
Recoverable Taxes	41	51	(137)	(57)	(495)
Inventories	(502)	257	606	(771)	(292)
Advanced Expenses	39	(118)	17	(41)	47
Other Account Receivables	(81)	65	(100)	(94)	(72)
Suppliers	(151)	734	178	387	2,178
Advances from Customers/Long-Term Incentives	(207)	(23)	(8)	(6)	80
Taxes Payable	(127)	44	(221)	(136)	(278)
Other Account Payables	(263)	108	192	102	341
Other Provisions	57	(27)	8	15	17
Operating Cash Flow	(40)	2,172	810	2,302	2,573
Interest Paid	(239)	(312)	(133)	(752)	(525)
Cost of transactions	(33)	-	-	(33)	-
Income Tax and Social Contribution	(9)	(26)	(8)	(44)	(29)
Net Cash provided by operating activities	(321)	1,833	669	1,473	2,019
Proceeds from the sale of fixed assets	1	1	5	2	6
Proceeds from the capital reduction of associates	154	70	-	387	-
Additions to Investment	-	-	-	(0)	-
Additions to Fixed Assets	(1,772)	(1,049)	(450)	(3,922)	(1,851)
Additions to Intangible Assets	(4)	(8)	(3)	(12)	(8)
Financial Assets Held to Maturity	(10)	4	(2)	10	(7)
Cash used in Investing Activities	(1,631)	(982)	(450)	(3,535)	(1,859)
Obtained Borrowings	4,147	1,626	2,001	8,732	5,596
Payment of Borrowings	(1,794)	(2,097)	(1,903)	(6,176)	(5,086)
Financing without Recourse	-	-	-	-	-
Repurchase of Shares	-	-	(37)	-	(37)
Dividends	(0)	(0)	(0)	(0)	(0)
Non-controlling interests	-	35	1	33	17
Cash used in Financing Activities	2,353	(435)	62	2,589	491
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	53	(19)	(9)	41	(34)
Increase (decrease) in Cash and Cash Equivalents	455	398	271	567	617
Represented by
Cash and Cash Equivalents at The Beginning of The Year	3,400	3,002	3,297	3,288	2,952
Cash and Cash Equivalents at The End of The Year	3,855	3,400	3,569	3,855	3,569
Increase (Decrease) in Cash and Cash Equivalents	455	398	271	567	617

EXHIBIT V

Production Volume – Main Products

PRODUCTION CONSOLIDATED
tons	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13

Polyolefins
PE's	656,359	637,216	666,380	579,520	632,257	658,317	661,780
PP	431,401	379,643	440,753	394,822	436,029	397,996	406,989

Vinyls
PVC	114,950	110,629	140,595	131,192	146,877	146,676	129,546
Caustic Soda	116,142	99,083	126,430	108,934	115,321	110,585	109,108
Chlorine	15,103	11,641	13,793	12,515	11,404	7,923	10,192

Basic Petrochemicals
Ethylene	870,154	819,825	868,891	770,887	835,531	875,943	865,868
Propylene	377,083	363,951	390,155	341,299	372,137	392,251	392,956
Benzene	212,173	196,181	211,096	184,735	215,095	210,225	204,750
Butadiene	78,132	75,927	106,597	95,047	100,850	104,759	88,129
Toluene	43,677	32,637	46,443	42,122	41,742	49,836	57,978
Fuel (m³)	204,444	199,333	205,932	210,297	221,317	225,235	242,856
Paraxylene	44,630	45,458	49,050	45,660	44,930	47,527	30,437
Orthoxylene	24,458	22,924	24,590	20,685	22,592	19,196	16,166
Butene 1	10,910	10,078	15,067	9,651	11,380	13,556	15,106
ETBE	71,525	59,017	78,890	76,818	78,403	81,981	77,561
Mixed Xylene	19,694	21,955	27,580	16,739	15,840	21,060	16,264
Cumene	63,697	63,804	64,406	54,335	73,138	43,145	57,809
Polybutene	5,222	6,317	6,010	3,495	9,778	1,240	5,936
LPG	11,170	6,892	4,533	2,870	6,533	8,299	6,940
Aromatic Residue	31,838	30,566	33,821	25,972	34,795	37,226	41,710
Petrochemical Resins	3,918	3,863	3,304	3,112	2,599	3,670	3,740

United States and Europe
PP	439,216	427,039	448,500	441,978	427,757	456,650	438,160

EXHIBIT VI

Sales Volume - Domestic Market – Main Products

Domestic Market - Sales Volume
CONSOLIDATED
tons	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13

Polyolefins
PE's	407,701	390,042	458,669	411,759	438,717	455,612	436,403
PP	307,476	275,205	338,208	312,449	315,724	331,733	316,629
Vinyls
PVC	131,017	133,053	154,004	142,850	166,216	159,528	145,202
Caustic Soda	113,673	113,551	114,575	122,253	119,469	112,337	125,688
Chlorine	12,939	13,387	13,620	12,436	11,821	11,983	16,734

Basic Petrochemicals
Ethylene	136,402	123,285	138,874	122,727	130,854	131,634	136,720
Propylene	60,943	46,801	57,302	52,505	54,807	47,405	56,602
Benzene	109,729	112,832	116,921	108,836	101,778	110,930	121,229
Butadiene	57,903	59,727	56,748	44,626	57,460	49,130	50,815
Toluene	32,797	29,939	26,679	12,406	8,638	11,979	11,222
Fuel (m³)	172,452	179,039	176,205	212,079	137,310	133,891	140,980
Paraxylene	-	-	4,989	11,951	2,997	23,745	32,605
Orthoxylene	23,196	20,962	24,128	18,086	21,050	20,841	18,980
Mixed Xylene	24,785	22,267	25,045	17,984	14,504	17,239	14,809
Cumene	67,042	58,853	62,482	62,312	64,817	52,592	57,286
Polybutene	2,364	3,310	2,439	2,592	2,244	3,001	3,276
LPG	13,242	8,019	6,957	4,612	8,194	8,239	6,690
Aromatic Residue	45,195	28,000	37,554	27,467	36,036	37,547	38,957
Petrochemical Resins	2,326	2,581	2,075	2,217	2,238	2,479	2,676

EXHIBIT VII

Sales Volume - Export Market – Main Products

Export Market - Sales Volume
CONSOLIDATED
tons	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13
Polyolefins
PE's	230,155	227,230	233,607	170,843	174,247	189,692	210,338
PP	101,740	103,022	117,655	93,077	66,110	72,820	93,475

Basic Petrochemicals Unit
Propylene	46,216	36,796	60,847	43,885	40,288	54,582	43,902
Benzene	36,404	47,893	35,732	48,876	40,222	63,380	66,147
Butadiene	15,699	11,807	55,047	55,443	40,777	48,741	39,507
Toluene	9,239	6,479	10,748	40,413	24,821	31,621	38,947
Fuel (m³)	15,393	38,113	15,822	15,661	66,774	103,664	95,586
Paraxylene	36,572	44,526	46,546	38,601	31,395	25,559	9,895
Butene 1	1,009	2,040	-	1,499	-	3,175	1,680
ETBE	62,838	54,312	83,342	89,063	61,689	81,480	76,788
Mixed Xylene	239	133	80	556	451	5,497	482
Polybutene	3,292	3,364	3,050	3,475	3,829	3,802	3,313

United States and Europe
PP	428,042	420,768	451,723	443,571	430,872	464,893	432,208

EXHIBIT VIII

Consolidated Net Revenue

(R$ million)

Net Revenue
R$ million	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13

Polyolefins
Domestic Market	2,347	2,400	2,881	2,809	3,034	3,160	3,293
Export Market	921	1,080	1,109	911	824	911	1,179

Vinyls
Domestic Market	439	467	535	542	636	614	628

Basic Petrochemicals (Most Relevants)
Domestic Market
Ethylene/Propylene	496	513	518	481	586	508	638
Butadiene	283	341	228	182	208	183	132
Cumene	142	160	172	172	199	163	180
BTX	343	398	456	426	407	468	546
Others	380	376	418	421	345	347	387

Export Market
Ethylene/Propylene	121	101	148	124	125	148	159
Butadiene	99	71	232	207	148	156	92
BTX	212	255	260	378	278	337	325
Others	190	245	301	283	315	428	430

United States and Europe	1,301	1,432	1,314	1,416	1,606	1,565	1,732

Resale*	653	678	521	565	409	314	659

Others¹	146	438	161	314	177	225	320
Total	8,072	8,956	9,254	9,232	9,296	9,528	10,700
*Naphtha, condensate and crude oil
¹Includes pre-marketing activity in Mexico

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2013
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.